Exhibit 12.1

TELEFLEX, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,
Earnings:	2012	2011	2010	2009	2008
Income (loss) from continuing operations before taxes before adjustment for income or loss from equity investees	$(165,369)	$145,100	$104,590	$159,824	$81,914
Amortization of previously capitalized interest	—	—	—	9	35
Distributed income of equity investees	—	—	—	—	310
Capitalized interest	(400)	—	—	—	—
Non-controlling interest income	(955)	(1,021)	(861)	(632)	(441)

	$(166,724)	$144,079	$103,729	$159,201	$81,818

Fixed charges:
Interest expense	$55,149	$57,010	$72,281	$83,952	$116,317
Amortization of debt expense	14,416	13,526	7,750	5,511	5,330
Capitalized interest	400	—	—	—	—
Interest factor in rents	8,071	9,977	10,477	11,624	12,134

Total fixed charges	78,036	80,513	90,508	101,087	133,781

Earnings and fixed charges	$(88,688)	$224,592	$194,237	$260,288	$215,599

Ratio of earnings to fixed charges	(1.1)	2.8	2.1	2.6	1.6